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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            ------------------------

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                                  AMSURG CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    03232P 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         | |  Rule 13d-1(b)
         | |  Rule 13d-1(c)
         |X|  Rule 13d-1(d)






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                                  SCHEDULE 13G

CUSIP NO. 03232P 10 8

1.   NAME OF REPORTING PERSON
     I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Electra Investment Trust Plc

--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) | |
                                                           (b) | |

--------------------------------------------------------------------------------

3.       SEC USE ONLY



--------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     England and Wales

--------------------------------------------------------------------------------

              5.        SOLE VOTING POWER   717,738
NUMBER OF                                 --------------------------------------
SHARES
BENEFICIALLY  6.        SHARED VOTING POWER   0
OWNED BY                                      ----------------------------------
EACH
REPORTING     7.        SOLE DISPOSITIVE POWER   717,738
PERSON WITH                                      -------------------------------

              8.        SHARED DISPOSITIVE POWER    0
                                                 -------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       717,738
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                     | |


--------------------------------------------------------------------------------

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        7.3%
--------------------------------------------------------------------------------

12.  TYPE OF REPORTING PERSON*
      CO

--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1(a).    Name of Issuer:
              --------------

              Amsurg Corp.

Item 1(b).    Address of Issuer's Principal Executive Offices:
              -----------------------------------------------

              One Burton Hills Boulevard, Suite 350, Nashville, TN 37215

Item 2(a).    Name of Person Filing:
              ---------------------

              Electra Investment Trust Plc

Item 2(b).    Address of Principal Business Office:
              ------------------------------------

              65 Kingsway, London, England WC2B6QT

Item 2(c).    Citizenship:
              -----------

              Electra Investment Trust Plc is organized under the laws of England and Wales.

Item 2(d).    Title of Class of Securities:
              ----------------------------

              Class A Common Stock

Item 2(e).    CUSIP Number:
              ------------

              03232P 10 8

Item 3.       Type of Reporting Person:
              ------------------------

              Not applicable.

Item 4.       Ownership as of December 31, 1999:
              ---------------------------------

              (a)   Amount beneficially owned:

                    717,738

              (b)   Percent of class:

                    7.3%

              (c)   Number of shares to which such person has:

                     (i)  sole power to vote or direct vote:

                          717,738

                    (ii)  shared power to vote or direct vote:

                          0

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                    (iii) sole power to dispose or to direct the disposition of:

                          717,738

                    (iv)  shared power to dispose or direct the disposition of:

                          0

Item 5.       Ownership of Five Percent or Less of a Class.
              --------------------------------------------

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.
              ---------------------------------------------------------------

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
              ----------------------------------------------------------

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.
              ---------------------------------------------------------

              Not applicable.

Item 9.       Notice of Dissolution of Group.
              ------------------------------

              Not applicable.

Item 10.      Certification.
              -------------

              Not applicable.



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                                   SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2000                     ELECTRA INVESTMENT TRUST PLC

                                           /s/ H.A.L.H. Mumford
                                        -------------------------
                                        Name: H.A.L.H. Mumford
                                        Title: Director